UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a material event filed by Sociedad Química y Minera de Chile S.A.
before the Superintendencia de Valores y Seguros de Chile on April 27, 2012.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

Santiago, Chile, April 27, 2012 - Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) informs that today met the 37th Ordinary Annual Shareholders Meeting and agreed, among other aspects:

1.	To approve the Balance Sheet, the Financial Statements, the Annual Report, the Report of Accounting Inspectors, and the External Auditors Report, for the business year that ended on December 31, 2011.
2.	To designate-i-PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada as SQM’s external auditors -ii- to appoint Ms. Oriana Lazo Monguillo and Mr. Mauricio Quiróz Jara as the Company’s Head Account Inspectors and Mr. Ángel Gómez Morales and Mr. Ricardo Marín Varas as Substitute Account Inspectors, and –iii- to designate Fitch Chile Clasificadora de Riesgo Limitada and Feller Rate Clasificadora de Riesgo Limitada as SQM’s Credit Rating Agencies, and, all of the above, for the business year 2012.
3.	To approve SQM’s Investment Policy and Financing Policy, for the business year 2012.
4.	To approve the distribution and payment of a definitive dividend of US$1.03679 per share. This, however, with the understanding that said amount -i- was already paid, in part, by means of a provisional dividend of US$$0.73329 per share that SQM paid and distributed as of December 19, 2011 and -ii- the remaining part shall be paid by means of a dividend of US$0.30350 per share that SQM shall pay and distribute as of May 09, 2012 and in its equivalent in Chilean national currency- the amount of CH$147.65882 per share-.
5.	To approve the salaries that will be paid to the Directors of SQM.
6.	To approve the salaries that will be paid to the members of the SQM Directors Committee and also to establish the annual budget for operating expenses for this Committee and its advisors.
7.	To designate the newspaper “El Mercurio de Santiago” as the newspaper of the corporate domicile, and with national circulation, in which the notifications of summons to the Company’s Annual Shareholder Meetings must be published.

In addition, the Company Shareholders were also informed in this Meeting and therefore became aware of, among other aspects:

1.	The execution of the minutes or contracts celebrated by the Company as referred to in Title XVI of the law 18,046.
2.	The expenditures of the Company’s Board of Directors during the year 2011.
3.	The Company’s Dividends Policy for the exercise of the business year 2012.
4.	The “2011 Annual Management Report” of the Company’s Directors Committee and the other matters related to said Committee and to the Company’s Auditing Committee.
5.	The fact that the Company shall provide, free of charge, the information indicated in Bulletin Number 1,494 of the Superintendencia de Valores y Seguros.

The details of the aforementioned matters are included in the respective Minutes which we will translate and provide on the company website.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.

Ricardo Ramos R.

Chief Financial Officer

Date: April 27, 2012